UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

COPART, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

217204106
(CUSIP Number)

December 31, 2009
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[         ]           Rule 13d-1(b)
[   x    ]           Rule 13d-1(c)
[         ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 217204106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,261,250
	6	SHARED VOTING POWER 1,725,018
	7	SOLE DISPOSITIVE POWER 1,524,144
	8	SHARED DISPOSITIVE POWER 1,725,018
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,249,162
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 217204106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,725,018
	7	SOLE DISPOSITIVE POWER 80,514
	8	SHARED DISPOSITIVE POWER 1,725,018
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,805,532
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 217204106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Steven M. Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,657,818
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,657,818
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,657,818
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%
12	TYPE OF REPORTING PERSON IN

ITEM 1.	(a)	Name of Issuer:

Copart, Inc.

(b)	Address of Issuer's Principal Executive Offices:

4665 Business Center Drive
Fairfield, CA 94534

ITEM 2.	(a)	Name of Person Filing:

(i)	Thomas W. Smith

(ii)	Scott J. Vassalluzzo

(iii)	Steven M. Fischer

The filing of this Statement shall not be deemed to be an admission that the filing persons (the “Reporting Persons”) comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons each disclaim beneficial ownership of the shares reported in this Schedule 13G in excess of those shares as to which they have or share voting or investment authority.

(b)	Address of Principal Business Office:

The following is the address of the principal business office of each of the Reporting Persons:

323 Railroad Avenue
Greenwich, CT  06830

(c)	Citizenship:

Each of Messrs. Thomas W. Smith, Scott J. Vassalluzzo and Steven M. Fischer is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

217204106

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.	Ownership

(a)	Thomas W. Smith – 3,249,162 shares; Scott J. Vassalluzzo – 1,805,532 shares; Steven M. Fischer – 1,657,818

(b)	Thomas W. Smith – 3.9%; Scott J. Vassalluzzo – 2.1%; Steven M. Fischer – 2.0%

(c)
Thomas W. Smith has the sole power to vote or direct the vote of 1,261,250 shares and the sole power to dispose or to direct the disposition of 1,524,144 shares.  Scott J. Vassalluzzo has the sole power to vote or direct the vote of no shares and the sole power to dispose or to direct the disposition of 80,514 shares.  Steven M. Fischer has the sole power to vote or direct the vote dispose or to direct the disposition of no shares. Messrs. Smith, Vassalluzzo and Fischer have the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,725,018, 1,725,018and 1,657,818 shares, respectively.  Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo are subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010

              /s/  Thomas W. Smith
Thomas W. Smith

             /s/   Scott J. Vassalluzzo
Scott J. Vassalluzzo

             /s/    Steven M. Fischer
Steven M. Fischer

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Amendment No. 10 to the Statement on Schedule 13G, dated February 16, 2010, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  February 16, 2010

              /s/  Thomas W. Smith
Thomas W. Smith

             /s/   Scott J. Vassalluzzo
Scott J. Vassalluzzo

             /s/    Steven M. Fischer
Steven M. Fischer